Exhibit 12

UNITRIN, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Dollars in Millions

	Years Ended December 31,
	2009	2008	2007	2006	2005
Income (Loss) from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee	$229.6	$(90.0)	$226.8	$375.2	$312.4
Fixed Charges, Excluding Capitalized Interest	82.1	97.0	98.0	84.1	71.7

Adjusted Earnings from Continuing Operations before Income Taxes and Fixed Charges	$311.7	$7.0	$324.8	$459.3	$384.1

Interest	$79.7	$94.6	$95.8	$82.0	$69.8
Rental Factor	2.4	2.4	2.2	2.1	1.9
Capitalized Interest	0.7	1.3	0.3

Total Fixed Charges	$82.8	$98.3	$98.3	$84.1	$71.7

Ratio of Earnings to Fixed Charges	3.8 x	0.1 x	3.3 x	5.5 x	5.4 x

The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and a factor for interest included in rent expense. Income (Loss) from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee has the meaning as set forth in the Consolidated Statements of Operations included in this 2009 Annual Report on Form 10-K.